OneSpaWorld Holdings Limited

Harry B. Sands, Lobosky Management Co. Ltd.

Shirley House, 253 Shirley Street, P.O. Box N-624

City of Nassau, Island of New Providence, Commonwealth of The Bahamas

May 8, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Attention: Mr. J. Nolan McWilliams

Re:	OneSpaWorld Holdings Limited
Registration Statement on Form S-1
File No. 333-230950

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, OneSpaWorld Holdings Limited (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on May 10, 2019, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Christian O. Nagler of Kirkland & Ellis LLP, special counsel to the Company, at (212) 446-4660 as soon as the registration statement has been declared effective or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Stephen B. Lazarus
Stephen B. Lazarus
Chief Financial Officer and Chief Operating Officer